

FINANCIAL STATEMENTS

STREETWELL, LLC

For the Periods Ending December 31, 2017 and 2018

LITTLE FISH ACCOUNTING



Little Fish
ACCOUNTING

October 13, 2019

To StreetWell, LLC Management:

We have reviewed the accompanying financial statements of StreetWell, LLC, which comprise the balance sheet as of December 31, 2018 and 2017 and the related statements of profit and loss, cash flows and changes in stockholders' equity for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Keila Hill-Trawick
Little Fish Accounting

Balance Sheet
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: StreetWell

ASSETS	2018		2017	
Balance as of January 1, 2017				
Cash				
Accounts Receivable				
Total Assets	$	-	$	-
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Payroll Liabilities				
Accrued Expenses				
Long-term Liabilities				
Loan Payable (Due to Related Party)				
Revenue Share Loans				
Interest Payable				
Total Liabilities	$	-	$	-
Equity				
Preferred Memberships				
Worker-memberships				
Collective Account		-		-
Total Equity	$	-	$	-
Total Liabilities and Equity	$	-	$	-

Cash Flow Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: StreetWell

	2018	2017
Beginning Balance	$ -	$ -
Balance as of January 1, 2017		
Operating Activities	**-**	**-**
Net Income (Loss)	-	-
Changes in operating assets and liabilities		
Increase / (decrease) in accrued expenses	-	-
Increase / (decrease) in accrued interest payable	-	-
Financing Activities	**$ -**	**$ -**
Proceeds from issuance of worker-memberships	-	-
Proceeds from issuance of preferred memberships	-	-
Proceeds from related party advances	-	-
Preceeds from revenue share promissory notes	-	-
Ending Cash Balance	**$ -**	**$ -**

Profit + Loss Statement
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By:	**Keila Hill-Trawick, CPA**
	Little Fish Accounting
For:	StreetWell

Revenue	2018		2017	
Balance as of January 1, 2017				-
Cost of Net Revenue		-	$	-
Total Revenue	$	-	$	-
Total Operating Expenses	$	-	$	-
Income (Before Other Expenses)	$	-	$	-
Other Expenses				
Amortized Start-up Expenses		-		-
Depreciation		-		-
Interest				-
Bad Debt Expense		-		-
Total Other Expenses	$	-	$	-
Net Income Before Income Tax	$	-	$	-
Income Tax	$	-	$	-
Net Income/Loss	$	-	$	-

Statement of Changes in Stockholders' Equity
For Periods Ending December 31, 2018 and December 31, 2017

Prepared By: **Keila Hill-Trawick, CPA**
Little Fish Accounting

For: StreetWell

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balance as of January 1, 2017	$ -	$ -	$ -	$ -	$ -
Changes in Accounting Policy	-	-	-	-	-
Correction of Prior Period Error(s)	-	-	-	-	-
Restated Balance	$ -	$ -	$ -	$ -	$ -
Issue of Share Capital	-	-	-	-	-
Purchase of Treasury Stock	-	-	-	-	-
Net (loss)	-	-	-	-	-
Reevaluation Gain	-	-	-	-	-
Dividends	-	-	-	-	-
Balance as of December 31, 2017	$ -	$ -	$ -	$ -	$ -

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders Equity
Balance as of January 1, 2018	$ -	$ -	$ -	$ -	$ -
Changes in Accounting Policy	-	-	-	-	-
Correction of Prior Period Error(s)	-	-	-	-	-
Restated Balance	$ -	$ -	$ -	$ -	$ -
Issue of Share Capital	-	-	-	-	-
Purchase of Treasury Stock	-	-	-	-	-
Net (loss)	-	-	-	-	-
Reevaluation Gain	-	-	-	-	-
Dividends	-	-	-	-	-
Balance as of December 31, 2018	$ -	$ -	$ -	$ -	$ -

STREETWELL, LLC
NOTES TO THE FINANCIAL STATEMENTS
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
StreetWell will aim to:

1. Create the legal structure, tech platforms, and policy & procedure templates for the first Impact Real Estate Portfolio's ("IREP");
2. Acquire, renovate, and generate performance and returns from the first rounds of real estate properties in targeted cities;
3. Foster the founding and success of local cooperative businesses (or franchises) supporting and partnering with IREP's (contracting, property management, accounting, tech support, retail, hospitality, etc.);
4. Foster the recruitment, funding, management and cooperation of local 501c3's needed to drive supporting programs and to receive philanthropic and governmental funding to support "second bottom line";
5. Work with communities and founding shareholders to charter the first IREPs; and
6. Convert all of the above work into templates, tech platform, policies and procedures (the franchise suite) which would allow StreetWell and IREP's to build locally run cooperative community economies in any city.

StreetWell will ultimately transfer properties acquired to IREPs (beginning 4-6 years from now, and begin offering the early-stage investors their exits). StreetWeel will then offer to act as a servicing corporation for IREP's going forward to:

- Liaise with corporate asset holders to provide new inventory
- Run property management
- Provide advocacy support
- Provide and/or run accounting, finance and tech platforms
- Support coordination with local program non-profits, and provide channel to those c3's and large philanthropies

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

STREETWELL, LLC
NOTES TO THE FINANCIAL STATEMENTS
For Periods Ending December 31, 2018 and December 31, 2017

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.